                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULE 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              CENTURY CASINOS, INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    156492100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 156492100                                            Page 1 of 5 Pages

   1)  Names of Reporting Persons
       IRS Identification No. Of Above Persons

            The PNC Financial Services Group, Inc.  25-1435979

   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
       a) [ ]
       b) [ ]

   3)  SEC USE ONLY


   4)  Citizenship or Place of Organization    Pennsylvania

   Number of Shares         5)  Sole Voting Power                            -0-

   Beneficially Owned       6)  Shared Voting Power                    1,196,839

   By Each Reporting        7)  Sole Dispositive Power                       -0-

   Person With              8)  Shared Dispositive Power                     -0-

   9)  Aggregate Amount Beneficially Owned by Each Reporting Person   1,196,839*
                                       *See the response to Item 6.
   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       See Instructions                                                      [ ]

   11) Percent of Class Represented by Amount in Row (9)                    8.66

   12) Type of Reporting Person  (See Instructions)                           HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULE 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.2)

                              CENTURY CASINOS, INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    156492100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 156492100                                            Page 2 of 5 Pages

   1)  Names of Reporting Persons
       IRS Identification No. Of Above Persons

            PNC Bancorp, Inc.  51-0326854

   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
       a) [ ]
       b) [ ]

   3)  SEC USE ONLY


   4)  Citizenship or Place of Organization    Delaware

   Number of Shares        5)  Sole Voting Power                             -0-

   Beneficially Owned      6)  Shared Voting Power                     1,196,839

   By Each Reporting       7)  Sole Dispositive Power                        -0-

   Person With             8)  Shared Dispositive Power                      -0-

   9)  Aggregate Amount Beneficially Owned by Each Reporting Person   1,196,839*
                                       *See the response to Item 6.
   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       See Instructions                                                      [ ]

   11) Percent of Class Represented by Amount in Row (9)                    8.66

   12) Type of Reporting Person  (See Instructions)                           HC

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULE 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                              CENTURY CASINOS, INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    156492100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 156492100                                            Page 3 of 5 Pages

   1)  Names of Reporting Persons
       IRS Identification No. Of Above Persons

            PNC Bank, National Association  22-1146430

   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
       a) [ ]
       b) [ ]

   3)  SEC USE ONLY


   4)  Citizenship or Place of Organization    United States

   Number of Shares      5)  Sole Voting Power                               -0-

   Beneficially Owned    6)  Shared Voting Power                       1,196,839

   By Each Reporting     7)  Sole Dispositive Power                          -0-

   Person With           8)  Shared Dispositive Power                        -0-

   9)  Aggregate Amount Beneficially Owned by Each Reporting Person   1,196,839*
                                       *See the response to Item 6.
   10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       See Instructions                                                      [ ]

   11) Percent of Class Represented by Amount in Row (9)                    8.66

   12) Type of Reporting Person  (See Instructions)                           BK

                                                               Page 4 of 5 Pages



ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2000:

(a)  Amount Beneficially Owned:                                1,196,839 shares*
                                                    *See the response to Item 6.
(b)  Percent of Class:                                                      8.66

(c)  Number of shares to which such person has:
         (i)  sole power to vote or to direct the vote                       -0-
        (ii)  shared power to vote or to direct the vote               1,196,839
       (iii)  sole power to dispose or to direct the disposition of          -0-
        (iv)  shared power to dispose or to direct the disposition of        -0-


ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         The total shares of Common Stock reported herein are held in Trust Accounts created by an Amended and Restated Trust Agreement dated September 20, 1983, in which Lloyd I. Miller, Jr. was Grantor and for which PNC Bank, National Association serves as Trustee.

         Lloyd I. Miller, III has dispositive power with respect to these shares of Common Stock held in the Trust Accounts pursuant to an Investment Advisory Agreement dated as of April 1, 1997 with PNC Bank, National Association, as Trustee and both parties have shared voting authority. Either party may terminate the Agreement on 30 days' prior written notice.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp,
Inc.)

                                                               Page 5 of 5 Pages



ITEM 10 - CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2002
-----------------------------------------------------------------------
Date


By: /s/ Robert L. Haunschild
-----------------------------------------------------------------------
Signature - The PNC Financial Services Group, Inc.
Robert L. Haunschild, Senior Vice President and Chief Financial Officer
-----------------------------------------------------------------------
Name & Title


February 12, 2002
-----------------------------------------------------------------------
Date


By: /s/ James B. Yahner
-----------------------------------------------------------------------
Signature - PNC Bancorp, Inc.
James B. Yahner, Vice President
-------------------------------
Name & Title


February 12, 2002
-----------------------------------------------------------------------
Date


By: /s/ Thomas R. Moore
-----------------------------------------------------------------------
Signature - PNC Bank, National Association
Thomas R. Moore, Secretary
--------------------------
Name & Title


                     AN AGREEMENT TO FILE A JOINT STATEMENT
                WAS PREVIOUSLY FILED AS EXHIBIT A TO SCHEDULE 13G